Timothy Corbett

Partner

44.20.3201.5690

timothy.corbett@morganlewis.com

May 3, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Replimune Group, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Replimune Group, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues for the fiscal year ended March 31, 2018, its most recently completed fiscal year, were less than $1.07 billion. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

Morgan, Lewis & Bockius LLP

One Federal Street
Boston, MA 02110-1726	+1.617.341.7700
United States	+1.617.341.7701

U.S. Securities and Exchange Commission

May 3, 2018

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at 44.20.3201.5690 or Gitte J. Blanchet at 617.951.8211.

Very truly yours,

/s/ Timothy Corbett

Timothy Corbett

cc:	Gitte J. Blanchet